Exhibit 19.1

CLIPPER REALTY INC.

INSIDER TRADING POLICY

In order to take an active role in the prevention of insider trading violations by its officers, directors, employees and other individuals, Clipper Realty Inc. (together with its subsidiaries, the “Company”) has adopted this Insider Trading Policy (the “Policy”). The Company opposes the unauthorized disclosure of any nonpublic information acquired in the workplace and the misuse of material nonpublic information (“Material Nonpublic Information”) in securities trading. Any such actions will be deemed violations of the Policy. From time to time, the Company may engage in transactions in its own securities. It is the Company’s policy to comply with all insider trading laws, rules and regulations, and any applicable listing standards when engaging in transactions of the Company’s securities.

A.	Definitions

All defined terms shall have the meanings set forth in Annex A.

B.	Inquiries

Please direct your questions as to any of the matters discussed in this Policy to the Insider Trading Compliance Officer, Initially the Company’s Chief Financial Officer.

C.	Regulatory Background

Pursuant to federal and state securities laws, an Insider may be subject to significant civil and criminal penalties for engaging in transactions in the Company’s securities at a time when he or she has knowledge of Material Nonpublic Information regarding the Company.

An Insider may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom he or she has disclosed Material Nonpublic Information regarding the Company or to whom he or she has made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the Financial Industry Regulatory Authority use sophisticated electronic surveillance techniques to uncover insider trading and vigorously pursue suspicious trading activity.

In addition, those Insiders who are Section 16 Individuals are reminded that they are subject to the reporting obligations under Section 16 of the Exchange Act, as well as the Section 16 short-swing profit rules requiring them to disgorge profits related to certain purchases and sales of securities within a six-month period.

D.	Persons to Whom the Policy Applies

The Policy applies to all officers, directors, employees and their members of households or immediate family (spouse and minor children or other unrelated persons who live with or are supported by officers, directors or employees). These persons are called “Insiders”.

From time to time, other persons may be subject to the Policy, in each case where such persons have or may have access to Material Nonpublic Information. Any person who is aware of or possesses Material Nonpublic Information regarding the Company is an Insider for so long as the information is not publicly known.

E.	Exceptions and Waivers

Personal financial emergencies do not excuse Insiders from compliance with this Policy. However, there may be circumstances from time to time in which the application of this Policy produces unfair or undesirable results and in which a proposed transaction is not inconsistent with the purposes of this Policy. In these circumstances, the Insider Trading Compliance Officer or the Board of Directors may grant exemptions from any provision of this Policy based on his or her determination that the exempted transaction is not inconsistent with this Policy.

F.	Transactions to Which the Policy Applies

This Policy applies to all transactions in the securities of the Company, including shares of common stock, class B LLC interests and shares of special voting stock, LTIP units and OP units, and any other securities the Company may issue from time to time, as well as to derivative securities relating to such securities, whether or not issued by the Company, such as exchange-traded options.

As described below, the Policy requires that:

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all Insiders shall be prohibited from trading any securities of the Company except during an open trading window (the “Trading Window”) that will commence at the open of market on the second Trading Day following the date of public disclosure of the Company’s financial results for a particular fiscal quarter or year and will close at the close of market on the last day of the next fiscal quarter;

●	any Insider may be subject to special Blackout Periods during which they will be prohibited from trading any securities of the Company, even though the Trading Window would otherwise be open; and

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no Insider may take a short position in any Company securities, or purchase, hold or trade derivatives of the Company’s securities, which includes, but is not limited to, trading in put or call options or collars related to Company securities, whether or not such derivatives are settled in Company securities or cash; and

More specifically, the Company has adopted the following policies:

1.	Trading on Material Nonpublic Information.

(a)    No Insider may engage in any transaction involving a purchase or sale of the Company’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she is aware of or possesses Material Nonpublic Information concerning the Company, and ending at the open of the market on the second Trading Day following the date of public disclosure of that information, or at such time as such nonpublic information is no longer material.

(b)    No Insider shall disclose (“tip”) Material Nonpublic Information to any other person (including family members) where such information may be used by such person to profit by trading in the securities of companies to which such information relates, nor shall such Insider or related person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company’s securities. This practice violates the securities laws, even if the Insider does not trade or gain any benefit from another person’s trading, and can result in the same civil and criminal penalties that apply if the Insider engaged in insider trading directly.

2.            Blackout Period and Trading Window. The period outside of the Trading Window (the “Blackout Period”) is a particularly sensitive period of time for transactions in the Company’s securities from the perspective of compliance with applicable securities laws. This sensitivity is due to the fact that certain Insiders will, during that period, often be aware of or possess or at the very least be presumed to possess Material Nonpublic Information about the expected financial results for the quarter during that period.

(a)    Open Trading Window. To ensure compliance with this Policy and applicable federal and state securities laws, the Company requires that all Insiders refrain from conducting transactions involving the purchase or sale of the Company’s securities other than during the Trading Window. The prohibition against trading during the Blackout Period encompasses the fulfillment of “limit orders” by any broker for any person subject to this Policy, and the broker with whom the limit order is placed should be so instructed when the order is placed.

(b)    Special Blackout Periods. From time to time, the Company may also prohibit some or all Insiders from trading securities of the Company because of material developments known to the Company and not yet disclosed to the public. The Insider Trading Compliance Officer will notify all Insiders subject to a special Blackout Period.In such event, the applicable Insiders may not engage in any transaction involving the purchase or sale of the Company’s securities during the period designated by the Insider Trading Compliance Officer (each such period, a “Special Blackout Period”) and should not disclose to others the fact of such suspension of trading. The Company will notify affected Insiders when the special Blackout period ends.

(c)    No Trading on Material Nonpublic Information at Any Time. Even during a Trading Window, any Insider who is aware of or possesses Material Nonpublic Information concerning the Company may not engage in any transactions in the Company’s securities until such information has been known publicly for at least one full Trading Day, whether or not the Company has imposed a Blackout Period.Trading in the Company’s securities during the Trading Window should not be considered a “safe harbor,” and all Insiders must use good judgment in determining whether to purchase or sell the Company’s securities at all times.

(d)    Certain Exceptions. This Policy’s trading restrictions do not apply to an Insider’s exchange of LTIP units for OP units or exercise of other options granted under the Company’s compensation plans if the exercise price is paid in cash, because the other party to the transaction is the Company itself and the exercise price does not vary with the market but is fixed by the terms of the award agreement or the plan. However, the Policy would apply to the (1) sale of any shares issued upon such exercise or (2) any cashless exercise as this is accomplished by the sale of a portion of the shares issued upon exercise of the option. All such exercises are subject to the terms and conditions of the Company’s compensation plans, which may contain additional restrictions on exercise. Transactions may also be exempt from the Policy if made pursuant to an approved trading plan that complies with certain requirements of the Company and with Rule 10b5-1, which is discussed in more detail below.

3.    Short Sales and Other Derivatives.  NO INSIDER MAY ENGAGE IN A SHORT SALE OF, OR OTHERWISE HEDGE, THE COMPANY’S SECURITIES.  A short sale is a sale of securities not owned by the seller or, if owned, not delivered against such sale within 20 days thereafter.

Transactions in certain put and call options for the Company’s securities may in some instances constitute a short sale. To ensure compliance with this Policy and applicable federal and state securities laws, the Company requires that all Insiders refrain from investing in or selling other derivatives of the Company’s securities, such as puts or call options, at any time. Short sales and investing in or selling other derivatives of the Company’s securities are prohibited by this Policy even when the Trading Window is open. In addition, Insiders may not place Company securities in a margin account or pledge Company securities as collateral for a loan except with the express consent of the Insider Trading Compliance Officer.

4.    Gifts. For purposes of this Policy, gifts of Company securities will be treated as sales of Company securities. For Insiders, the making of gifts of Company securities shall occur only during the Trading Window and only if the Insider is not in possession of Material Nonpublic Information at the time of the gift. Notwithstanding this general rule, an Insider may make a bona fide year-end gift of securities to a tax qualified charitable institution that is not controlled by the Insider and for which the Insider (or members of their household or immediate family) does not act as a director, trustee or executive officer.

5.    Material Nonpublic Information. Nonpublic information is information that is not generally known or available to the public. Information becomes public when (i) it is disclosed to achieve broad, non-exclusionary distribution to the investing public generally, without favoring any person or group, and (ii) there has been adequate time for the public to digest that information. Examples of broad dissemination include press releases, filings with the SEC and meetings, conference calls or webcasts that are open to the public. Nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information is strictly forbidden. In the event any Insider receives any inquiry from outside the Company, such as a stock analyst or other securities market professional, for information (particularly financial results and/or projections), the inquiry should be referred to the Company’s investor relations department, which is responsible for coordinating and overseeing the release of such information to the investing public, analysts, and others in compliance with applicable laws and regulations.

It is not possible to define all categories of material information. Information is material if there is a reasonable likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell the Company’s securities. Any information that could reasonably be expected to affect the price of the Company’s securities is material for these purposes. In this regard, potential market reaction or sensitivity to the information is a key consideration. Moreover, although multiple pieces of information may not be material individually, if the aggregate effect of those pieces, when they become public, would alter the “total mix” of available information and result in a reevaluation of the Company’s securities, then such pieces of information are considered material. Material information can be positive or negative.

Although the materiality of information may vary depending on the circumstances, please note that such information will be scrutinized by federal, state and other governmental investigators with the benefit of evaluating the situation with hindsight. Consequently, an Insider should avoid any appearance of impropriety and should carefully review the particular facts of each situation. When in doubt, Insiders should always assume the information is material and not engage in any transaction involving that company. Examples of potentially material information include:

●	Financial results

●	Known but unannounced future earnings or losses

●	Execution or termination of significant financing, management or tenant agreements or other contracts with business entities

●	Information relating to a pending or proposed merger, joint venture, tender offer or other acquisition or divestiture

●	Information relating to the acquisition or disposition of significant assets

●	Changes in control of the Company

●	Changes in financial liquidity

●	Significant developments involving corporate relationships

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Events involving the Company’s debt or equity securities, such as repurchases of common stock or debt, changes in dividend policy, stock splits, a change in the Company’s debt rating or offerings of additional securities.

●	Developments (whether positive or negative) in pending litigation

●	Significant litigation exposure due to actual or threatened litigation

●	Changes in senior management or the Board of Directors

●	Changes in auditors or an auditor notification that the Company may no longer rely on the auditor’s reports

●	Information about significant misstatements or omissions in the Company’s disclosure documents

The aforementioned list of information likely to be considered material is not exhaustive and depending upon the circumstances, other information not included may be considered material. In short, if a reasonable person would consider the information relevant in making an investment decision, an Insider should assume it is material and treat it as such.

This Policy described herein also applies to Material Nonpublic Information relating to other companies, including the Company’s Business Partners, when that information is obtained in the course of employment with, or other services performed on behalf of, the Company. Civil and criminal penalties, and termination of employment, may result from trading on inside information regarding the Company’s Business Partners. All Insiders should treat Material Nonpublic Information about the Company’s Business Partners with the same care required with respect to information related directly to the Company.

6.    Individual Responsibility.Every Insider has the individual responsibility to comply with this Policy against insider trading. An Insider may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.

G.    Violations of the Policy. Insiders are ultimately responsible for adhering to this Policy and determining whether they are in possession of Material Nonpublic Information, and any action on the part of the Company or any other officer, director or employee pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. Insiders with any questions about this Policy or its application to a proposed transaction may obtain additional guidance from the Insider Trading Compliance Officer.

Any person subject to the Policy who violates this Policy also shall be subject to disciplinary action by the Company, up to and including termination of employment, whether or not the person’s failure to comply with the Policy results in a violation of law.

The Company reserves the right to determine, in its own discretion and on the basis of information available to it, whether this Policy has been violated.

H.    Trading Plans in Compliance with SEC Rule 10b5-l. Insiders may elect to trade in the Company’s securities pursuant to a written plan or set of instructions to his or her stock broker (a “Trading Plan”) that complies with Rule 10b5-1. Trades made pursuant to a Trading Plan that complies with Rule 10b5-1 may occur during a Blackout Period as described above and/or while the Insider is otherwise in possession of Material Nonpublic Information. In addition, trades made pursuant to any such Trading Plan will not be subject to the pre-clearance procedures. However, no Trading Plan may be entered into when the Insider has Material Nonpublic Information. All Trading Plans must be approved in advance by the Insider Trading Compliance Officer.

The Company strongly recommends that any person seeking to adopt a Trading Plan consult with his or her own legal counsel prior to the adoption of a Trading Plan.

Each individual adopting the Trading Plan is solely responsible for compliance with Rule 10b5-1 and ensuring that the Trading Plan meets the other conditions set forth above. Insiders also remain individually responsible for compliance with all applicable laws, rules and regulations on insider trading and remain subject to disciplinary action for any violations of this Policy, regardless of whether a Trading Plan has been adopted. Notwithstanding the conditions set forth above, the Company does not undertake any obligation to ensure that a Trading Plan approved by the Insider Trading Compliance Officer complies with Rule 10b5-1.

I.     Pre-Clearance of Trades for the Company’s Directors and Officers.

The Company has determined that all Section 16 Individuals and certain other persons identified by the Company from time to time and who have been notified that they have been so identified, must refrain from trading in the Company’s securities, even during the Trading Window, without first complying with the Company’s “pre-clearance” process. Each such person should contact the Insider Trading Compliance Officer (or, in the case of the Insider Trading Compliance Officer, the Chief Executive Officer or Chief Financial Officer) prior to commencing any trade in the Company’s securities. Insider Trading Compliance Officer will consult as necessary with other officers of the Company or counsel before clearing any proposed trade.

Annex A: Defined Terms

“Blackout Period” shall have the meaning set forth in Section 2.

“Business Partners” shall mean the Company’s tenants or suppliers.

“Company” shall have the meaning set forth in the introduction to this Policy.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Insiders” shall have the meaning set forth in Section D.

“Insider Trading Compliance Officer” shall have the meaning set forth in Section B.

“Material Nonpublic Information” shall have the meaning set forth in the introduction to this Policy.

“Policy” shall mean this Insider Trading Policy.

“Rule 10b5-1” shall mean Rule 10b5-1 promulgated under the Exchange Act.

“SEC” shall mean the United States Securities and Exchange Commission.

“Section 16 Individuals” means the members of the Board of Directors and officers whom the Company has determined are subject to the reporting and liability provisions of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

“tip” whether or not capitalized, shall have the meaning set forth in Section F(1)(b).

“tippee” whether or not capitalized, shall have the meaning set forth in Section C.

“Trading Plan” shall have the meaning set forth in Section H.

“Trading Window” shall have the meaning set forth in Section F.

“Trading Day” shall mean a day on which the New York Stock Exchange is open for trading. A Trading Day begins at the time trading begins on such day.